November 8, 2010
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Dana Brown

Re:	The Andersons, Inc. Registration Statement on Form S-3 (File No. 333-169826)
Ladies and Gentlemen:
          The Andersons, Inc. (the “Company”) hereby request acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-169826) to 2:00 p.m., Eastern time, on Wednesday, November 10, 2010, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;
          Please contact the undersigned as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

THE ANDERSONS, INC.

By:	/s/ Naran U. Burchinow

Name:	Naran U. Burchinow
Title:	Vice President, General Counsel and
Secretary of The Andersons, Inc.

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